SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FUNKO, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

361008105

(CUSIP Number)

August 15, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Working Capital Partners, Ltd. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 3,243,271 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 3,243,271 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,243,271 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 6.69% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. High Street Partners, Ltd. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 2,809,405 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 2,809,405 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,809,405 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 5.79% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Working Capital Advisors (UK) Ltd. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 6,052,676 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 6,052,676 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,052,676 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 12.48% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) FI (Non-US Institution)

1	Names of Reporting Persons. Working Capital Management Pte. Ltd. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 6,052,676 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 6,052,676 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,052,676 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 12.48% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) FI (Non-US Institution)

1	Names of Reporting Persons. Kenneth Chan I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 6,052,676 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 6,052,676 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,052,676 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 12.48% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer

Funko, Inc.

(b) Address of Issuer’s Principal Executive Offices

2802 Wetmore Avenue

Everett, Washington 98201

Item 2.

(a) Name of Person Filing

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed by Working Capital Partners, Ltd. (“Working Capital Fund”), High Street Partners, Ltd. (“High Street” and together with Working Capital Fund, the “Private Funds”), Working Capital Advisors (UK) Ltd. (the “Investment Manager”), Working Capital Management Pte. Ltd. (the “Parent Company”), and Kenneth Chan, who are collectively referred to as the “Reporting Persons.” Kenneth Chan is the sole owner of the Parent Company. The Parent Company is the sole owner of the Investment Manager. The Investment Manager serves as the investment manager to the Private Funds. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) Address of Principal Business Office or, if none, Residence

The principal business office of the Reporting Persons with respect to the shares reported hereunder is:

Queripel House

Unit 2

1 Duke of York Square

London SW3 4LY

United Kingdom

(c) Citizenship

Working Capital Partners, Ltd. – Cayman Islands

High Street Partners, Ltd. – Cayman Islands

Working Capital Advisors (UK) Ltd. – United Kingdom

Working Capital Management Pte. Ltd. – Singapore

Kenneth Chan – Singapore citizen

(d) Title of Class of Securities

Class A Common Stock

(e) CUSIP Number

361008105

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned **

Working Capital Partners, Ltd. – 3,243,271 shares

High Street Partners, Ltd. – 2,809,405 shares

Working Capital Advisors (UK) Ltd. – 6,052,676 shares

Working Capital Management Pte. Ltd. – 6,052,676 shares

Kenneth Chan – 6,052,676 shares

(b) Percent of Class**

Working Capital Partners, Ltd. – 6.69%

High Street Partners, Ltd. – 5.79%

Working Capital Advisors (UK) Ltd. – 12.48%

Working Capital Management Pte. Ltd. – 12.48%

Kenneth Chan – 12.48%

(c) Number of shares as to which such person has:**

(i) sole power to vote or to direct the vote

Working Capital Partners, Ltd. – 0 shares

High Street Partners, Ltd. – 0 shares

Working Capital Advisors (UK) Ltd. – 0 shares

Working Capital Management Pte. Ltd. – 0 shares

Kenneth Chan – 0 shares

(ii) shared power to vote or to direct the vote

Working Capital Partners, Ltd. – 3,243,271 shares

High Street Partners, Ltd. – 2,809,405 shares

Working Capital Advisors (UK) Ltd. – 6,052,676 shares

Working Capital Management Pte. Ltd. – 6,052,676 shares

Kenneth Chan – 6,052,676 shares

(iii) Sole power to dispose or to direct the disposition of

Working Capital Partners, Ltd. – 0 shares

High Street Partners, Ltd. – 0 shares

Working Capital Advisors (UK) Ltd. – 0 shares

Working Capital Management Pte. Ltd. – 0 shares

Kenneth Chan – 0 shares

(iv) shared power to dispose or to direct the disposition of

Working Capital Partners, Ltd. – 3,243,271 shares

High Street Partners, Ltd. – 2,809,405 shares

Working Capital Advisors (UK) Ltd. – 6,052,676 shares

Working Capital Management Pte. Ltd. – 6,052,676 shares

Kenneth Chan – 6,052,676 shares

**

Shares reported herein for the Investment Manager, the Parent Company and Kenneth Chan represent Class A Common Stock beneficially owned and held of record by the Private Funds for which the Investment Manager serves as the investment manager. The Parent Company is the sole owner of the Investment Manager. Kenneth Chan is the sole owner of the Parent Company.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2023

WORKING CAPITAL PARTNERS, LTD.

By:	/s/ Wai Keng Kwok
Wai Keng Kwok
Director

HIGH STREET PARTNERS, LTD.

By:	/s/ Wai Keng Kwok
Wai Keng Kwok
Director

WORKING CAPITAL ADVISORS (UK) LTD.

By:	/s/ Wai Keng Kwok
Wai Keng Kwok
Director

WORKING CAPITAL MANAGEMENT PTE. LTD.

By:	/s/ Wai Keng Kwok
Wai Keng Kwok
Director

KENNETH CHAN

By:	/s/ Kenneth Chan